Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-239161

Prospectus Supplement No. 7

(To Prospectus dated August 5, 2020)

Humanigen, Inc.

16,512,716 Shares of Common Stock

This prospectus supplement relates to the Registration Statement on Form S-1 (File No. 333-239161) declared effective by the Securities and Exchange Commission on August 5, 2020, and does not cover securities beyond those covered by the existing Registration Statement. There are no additional securities being offered under this prospectus supplement – this is merely a document required under the securities laws to update information previously filed in the original prospectus and any prior prospectus supplements thereto.

The selling stockholders may offer and sell any of the shares from time to time in a number of different ways and at varying prices, and may engage a broker, dealer or underwriter to sell the shares. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in the prospectus dated August 5, 2020. See “Plan of Distribution” beginning on page 95 of the prospectus for more information about how the selling stockholders may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus.

We are filing this prospectus supplement to supplement and amend the information previously included in the prospectus with the information contained in our Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission on November 4, 2020. Accordingly, we have attached our Form 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus and any prior prospectus supplements thereto, each to be delivered with this prospectus supplement.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “HGEN”. We completed a l-for-5 reverse stock split on September 11, 2020. Share and per share information in the prospectus has not been recast to give effect to the completion of the reverse stock split. On November 3, 2020, the last reported sale of our common stock on the Nasdaq Capital Market was $11.17 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the prospectus before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2020

Humanigen, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35798	77-0557236
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

533 Airport Boulevard, Suite 400

Burlingame, CA 94010

(Address of principal executive offices, including zip code)

(650) 243-3100

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	HGEN	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On November 3, 2020, Humanigen, Inc. (the “Company”) entered into a License Agreement (the “License Agreement”) with KPM Tech Co., Ltd. (“KPM Tech”) and its affiliate, Telcon RF Pharmaceutical, Inc. (together with KPM Tech, the “Licensee”). Pursuant to the License Agreement, among other things, the Company granted the Licensee a license under certain patents and other intellectual property to develop and commercialize the Company’s lead product candidate, lenzilumabTM, for treatment of COVID-19 pneumonia, in South Korea and the Philippines, subject to certain reservations and limitations. The Licensee will be responsible for gaining regulatory approval for, and subsequent commercialization of, lenzilumab in those territories.

As consideration for the license, the Licensee has agreed to pay the Company (i) an up-front license fee of $6.0 million, payable promptly following the execution of the License Agreement, (ii) up to an aggregate of $14.0 million in two payments based on achievement by the Company of two specified milestones in the US, and (iii) subsequent to the receipt by the Licensee of the requisite regulatory approvals, double-digit royalties on the net sales of lenzilumab in South Korea and the Philippines. The Licensee has agreed to certain development and commercial performance obligations. It is expected that the Company will supply lenzilumab to the Licensee for a minimum of 7.5 years at a cost plus basis from an existing or future manufacturer. The Licensee has agreed to certain minimum purchases of lenzilumab on an annual basis.

The foregoing summary of the License Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the License Agreement. A copy of the License Agreement will be filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”) or via an amendment to this Current Report on Form 8-K. Pursuant to Item 601(b)(10) of Regulation S-K, certain terms of the License Agreement have been omitted from this Current Report on Form 8-K, and will be omitted from the version of the License Agreement to be filed with the SEC, because such terms are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

A copy of the Company’s press release relating to the License Agreement is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.02.         Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 29, 2020, the Company entered into an amended and restated employment agreement (the “New Agreement”) with Dr. Cameron Durrant, the Company’s President, Chief Executive Officer and Chairman of the Board of Directors (the “Board”). The New Agreement replaces Dr. Durrant’s previous employment agreement with the Company (the “Prior Agreement”).

Consistent with the terms of the Prior Agreement, the New Agreement provides that Dr. Durrant’s annual base salary will remain at $600,000 and he will remain eligible for an annual bonus targeted at 60% of his base salary, with Dr. Durrant’s base salary and target bonus subject to review by the Board in connection with its regular review of the Company’s executive compensation program. The New Agreement provides for a term ending December 31, 2021, with such term extending automatically for successive one year terms thereafter unless either Dr. Durrant or the Company gives six months prior notice of non-renewal.

Under the New Agreement, Dr. Durrant is entitled to receive certain benefits upon termination of employment under certain circumstances. If the Company terminates Dr. Durrant’s employment for any reason other than “Cause”, or if Dr. Durrant resigns for “Good Reason” (each as such term is defined in the New Agreement), Dr. Durrant will receive a lump sum payment equal to the sum of (i) his then-current annual salary and (ii) the amount of the annual bonus earned by Dr. Durrant for the year prior to the year of termination.

The New Agreement additionally provides that if Dr. Durrant resigns for Good Reason or the Company terminates his employment other than for Cause within the three month period prior to or the two year period following a change in control (as such term is defined in the New Agreement), the Company must pay or cause its successor to pay Dr. Durrant a lump sum cash payment equal to two times (a) his annual salary plus (b) the aggregate bonus received by Dr. Durrant for the year immediately preceding the change in control. In addition, upon such a resignation or termination, Dr. Durrant will also be entitled to be reimbursed for certain monthly health plan continuation premiums for up to 18 months, and all outstanding stock options held by Dr. Durrant will immediately vest and become exercisable.

Item 9.01.	Financial Statements and Exhibits

(d)         Exhibits

Exhibit No.	Exhibit Description

99.1	Press release, dated November 3, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Humanigen, Inc.

By:	/s/ Cameron Durrant
Name: Cameron Durrant Title: Chairman of the Board and Chief Executive Officer

Dated: November 4, 2020

Exhibit 99.1

Humanigen Executes Licensing Agreement for Lenzilumab™ in COVID-19 with KPM Tech/Telcon RF Pharmaceutical for South Korea and the Philippines

•	Agreement provides Humanigen up to US$20 million in milestones and double-digit royalties on product sales
•	Transaction supports the Humanigen Asia-Pacific regional corporate development strategy

Burlingame, CA, November 3, 2020 – Humanigen, Inc. (Nasdaq: HGEN) (“Humanigen”), a clinical stage biopharmaceutical company focused on preventing and treating an immune hyper-response called ‘cytokine storm’ with its lead drug candidate lenzilumab, today announced the execution of its first licensing transaction in the Asia-Pacific Region with Telcon RF Pharmaceutical, Inc. (“Telcon”) (200230.KQ) and KPM Tech Co., Ltd (“KPM Tech”) (042040.KQ) for development and commercialization rights to lenzilumab for COVID-19 for South Korea and the Philippines.

Telcon is an affiliate of KPM Tech and both companies recently invested in the Humanigen June 2020 PIPE offering. Telcon produces liquid formulations, tablets, pills, capsules, and other pharmaceutical products, as well as communication equipment.

Mr. Ji-Hoon Kim, CEO of Telcon and KPM Tech, said, “We have supported Humanigen through an equity investment and see lenzilumab as an excellent therapeutic solution for the hyperinflammation seen in COVID-19 hospitalized patients. Lenzilumab has a significant part to play in the treatment of patients in the pandemic and beyond. We are honored to be selected to develop and potentially launch lenzilumab in South Korea and the Philippines.”

The licensing agreement includes payments of up to US$20 million with US$6 million as an upfront payment upon execution of the licensing agreement and the balance of US$14 million in two payments based on achievement by Humanigen of specified milestones in the US. Telcon and KPM Tech will be responsible for gaining regulatory approval and subsequent commercialization of lenzilumab in its territories. Humanigen will earn double-digit royalties following receipt of those approvals on net sales subsequent to commercialization. The number of COVID-19 cases in South Korea and the Philippines is more than 412,000.1

“Telcon and KPM Tech invested in Humanigen with a view to increase involvement moving forward,” said Bob Atwill, Head of Asia-Pacific Region at Humanigen. “This is the next step in our relationship and we are grateful for the support we have received. Humanigen’s expansion strategy in the Asia-Pacific region is well underway and this is the first of other anticipated licensing transactions for lenzilumab in COVID-19 hospitalised patients.”

About Humanigen, Inc.

Humanigen, Inc. is developing its portfolio of clinical and pre-clinical therapies for the treatment of cancers and infectious diseases via its novel, cutting-edge GM-CSF neutralization and gene-knockout platforms. We believe that our GM-CSF neutralization and gene-editing platform technologies have the potential to reduce the inflammatory cascade associated with coronavirus infection. The company’s immediate focus is to prevent or minimize the cytokine release syndrome that precedes severe lung dysfunction and ARDS in serious cases of SARS-CoV-2 infection. The company is also focused on creating next-generation combinatory gene-edited CAR-T therapies using strategies to improve efficacy while employing GM-CSF gene knockout technologies to control toxicity. In addition, the company is developing its own portfolio of proprietary first-in-class EphA3-CAR-T for various solid cancers and EMR1-CAR-T for various eosinophilic disorders. The company is also exploring the effectiveness of its GM-CSF neutralization technologies (either through the use of lenzilumabTM as a neutralizing antibody or through GM-CSF gene knockout) in combination with other CAR-T, bispecific or natural killer (NK) T cell engaging immunotherapy treatments to break the efficacy/toxicity linkage, including to prevent and/or treat graft-versus-host disease (GvHD) in patients undergoing allogeneic hematopoietic stem cell transplantation (HSCT). Additionally, Humanigen and Kite, a Gilead Company, are evaluating lenzilumab in combination with Yescarta® (axicabtagene ciloleucel) in patients with relapsed or refractory large B-cell lymphoma in a clinical collaboration. For more information, visit www.humanigen.com.

About KPM Tech Co., Ltd/Telcon RF Pharmaceutical, Inc.

KPM Tech was established in March 1971 to develop and manufacture plating chemicals, fully automatic plating equipment products, and associated technologies. On January 7, 2003, KPM Tech was approved for registration and transaction on the KOSDAQ stock market of the Korea Exchange. Key areas of focus include the manufacture and sale of PCBs, electronic communication semiconductors, surface treatment chemicals for automobile parts, and fully automatic plating equipment. KPM Tech and its subsidiaries also develop pharmaceutical and biotechnology products, including Opiranserin, an investigational non-narcotic analgesic that has completed a Phase 1/2a clinical trial in Korea.

Telcon was established in January 1999 to produce connectors, cable assemblies, etc. used in the manufacture of wireless communication equipment and today also manufactures and commercializes pharmaceutical products. The company was listed on the KOSDAQ market on November 24, 2014 and major business sectors include Telcon RF and pharmaceuticals/biotechnology. The pharmaceutical/biotechnology business division operates a Korea Good Manufacturing Practice (KGMP) production facility to produce liquid formulation products and other formulations such as tablets, pills, and capsules. There is also a continued investment in the development of new drugs.

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements reflect management's current knowledge, assumptions, judgment and expectations regarding future performance or events. Although management believes that the expectations reflected in such statements are reasonable, they give no assurance that such expectations will prove to be correct and you should be aware that actual events or results may differ materially from those contained in the forward-looking statements. Words such as "will," "expect," "intend," "plan," "potential," "possible," "goals," "accelerate," "continue," and similar expressions identify forward-looking statements, including, without limitation, statements regarding our expectations surrounding our operational, research, development or commercialization activities relating to lenzilumab in the Asia Pacific region, our ability to achieve the US-based milestones to earn subsequent payments, and the ability of KPM Tech and Telcon to attain required regulatory approvals in the covered territories for us to generate royalties based on their net sales of lenzilumab. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, the risks inherent in our lack of profitability and need for additional capital to grow our business; our dependence on partners to further the development of our product candidates; the uncertainties inherent in the development, attainment of requisite regulatory approvals and launch of any new pharmaceutical product; the outcome of pending or future litigation; and the various risks and uncertainties described in the "Risk Factors" sections and elsewhere in the Company's periodic and other filings with the Securities and Exchange Commission.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You should not place undue reliance on any forward-looking statements, which speak only as of the date of this release. We undertake no obligation to revise or update any forward-looking statements made in this press release to reflect events or circumstances after the date hereof or to reflect new information or the occurrence of unanticipated events, except as required by law.

CONTACT:

Media

Cammy Duong

Westwicke, an ICR company

Cammy.Duong@Westwicke.com

203-682-8380

Investors

Alan Lada

Solebury Trout

alada@troutgroup.com

856-313-8206

1 The New York Times. Covid World Map: Tracking the Global Outbreak. Updated November 2, 2020. Accessed November 2, 2020. https://www.nytimes.com/interactive/2020/world/coronavirus-maps.html.